Registration No. 333-14282

As Filed with the Securities and Exchange Commission on October 19, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

POST EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_______________________________

WIMM-BILL-DANN FOODS OJSC
(Exact name of issuer of deposited securities as specified in its charter)

The Russian Federation
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250- 9100
(Address, including zip code, and telephone number, including area code of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts, each ADS representing one-fourth of one ordinary share of Wimm-Bill-Dann Foods OJSC.	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference Sheet

Item, Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1.	Name and address of Depositary		Face of American Depositary Receipt, Introductory Paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, before Introductory Paragraph

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, top center

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs 15 and 16

	(iii)	The collection and distribution of dividends	Paragraphs 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs 11, 15 and 16

	(v)	The sale or exercise of rights	Paragraph 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 12 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 20 and 21

	(viii)	Rights of holders of American Depositary Receipts to inspect the transfer books of the Depositary and the list of holders of American Depositary Receipts	Paragraph 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of American Depositary Receipt, Paragraphs 2, 3, 4, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Paragraphs 13, 18 and 25

3.	Fees and Charges		Paragraph 7

Item - 2. AVAILABLE INFORMATION

Item, Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission – and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.			Paragraph 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement, dated as of January 17, 2002, among Wimm-Bill-Dann Foods OJSC (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the “Deposit Agreement”). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Cleary, Gottlieb, Steen & Hamilton, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the Company.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Wimm-Bill-Dann Foods OJSC,  Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 19, 2009.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-fourth of one ordinary shares of Wimm-Bill-Dann Foods OJSC

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Mike Curran
Name:	Mike Curran
Title:	Vice President

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on October 19, 2009.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Tony D. Maher
Name:	Tony D. Maher
Title:	Chief Executive Officer and Chairman of the Management Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 19, 2009.

Signature	Title

/s/David Iakobachvili
David Iakobachvili	Chairman

/s/Tony D. Maher
Tony D. Maher	Chief Executive Officer and Chairman of the Management Board

/s/Sergei A. Plastinin
Sergei A. Plastinin	Director

/s/Guy de Selliers
Guy de Selliers	Director

/s/Mikhail V. Dubinin
Mikhail V. Dubinin	Director

/s/Igor V. Kostikov
Igor V. Kostikov	Director

/s/Michael A. O'Neill
Michael A. O’Neill	Director

/s/Alexander S. Orlov
Alexander S. Orlov	Director

/s/Markus J. Rhodes
Marcus J. Rhodes	Director

/s/Jacques Vincent
Jacques Vincent	Director

/s/Evgeny G. Yasin
Evgeny G. Yasin	Director

/s/Gavril A. Yushvaev
Gavril A. Yushvaev	Director

/s/Dmitry V. Ivanov
Dmitry V. Ivanov	Chief Financial Officer

/s/Donald J. Puglisi
Puglisi & Associates	Authorized U.S. Representative

INDEX TO EXHIBITS
Exhibit Number	Sequentially Numbered Page

(a)(2) Form of Amendment to Deposit Agreement

(e)Rule 466 Certification